Exhibit 99.2

Execution Version

November 8, 2026

Strathcona Resources Ltd.

Suite 1900, 421 – 7th Avenue S.W.

Calgary, AB T2P 4K9

Dear Sirs/Madams:

Re: Lock-Up Agreement

Each of the undersigned understands that Strathcona Resources Ltd. (“Strathcona”) and Greenfire Resources Ltd. (“Greenfire”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of Strathcona and Greenfire pursuant to section 193 of the Business Corporations Act (Alberta), pursuant to which Strathcona will acquire all of the issued and outstanding common shares of Greenfire. Each of the undersigned is the registered and/or beneficial owner of the securities of Greenfire set forth beside the name of each of the undersigned on Schedule A hereto (the “Holder Securities”). All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as it may be amended or modified from time to time subsequent to the date hereof.

Each of the undersigned hereby severally agrees, in his, her or its respective capacity as a securityholder and not in his or her capacity as an officer or director of Greenfire, from the date hereof until the earlier of the Effective Time and the date the Arrangement Agreement is terminated in accordance with its terms:

(a)	to vote or to cause to be voted the Holder Securities, and any other securities of Greenfire directly or indirectly acquired by or issued to the undersigned after the date hereof (including without limitation any Greenfire Shares issued upon the exercise of Greenfire Warrants), in favour of the Greenfire Resolution and any other matter necessary for the consummation of the Arrangement at the meeting of shareholders of Greenfire held to consider it or any adjournment or postponement thereof (the “Meeting”);

(b)	if requested by you, acting reasonably, to deliver or to cause to be delivered, in accordance with the instructions set out in the Joint Circular and no later than 10 Business Days prior to the date of the Meeting, duly executed proxies or voting instruction forms in favour of individuals designated by you, voting all of the Holder Securities in favour of the Greenfire Resolution;

(c)	not to exercise any Dissent Rights in connection with the Arrangement;

(d)	except in his or her capacity as a director or officer to the extent permitted by the Arrangement Agreement, not to take any action which may in any way adversely affect the success of the Arrangement;

(e)	except in his or her capacity as a director or officer to the extent permitted by the Arrangement Agreement, not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to result in an Acquisition Proposal, or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal; and

(f)	not to, directly or indirectly, sell, transfer, pledge, encumber or assign or agree to sell, transfer, pledge, encumber or assign any of the Holder Securities or any other securities of Greenfire acquired by or issued to the undersigned after the date hereof, or any interest therein, without your prior written consent.

Each of the undersigned hereby severally represents and warrants that (a) he, she or it is the sole registered and/or beneficial owner of the Holder Securities, with good and marketable title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and he, she or it has the sole right to vote and sell (in the case of transferable Holder Securities) all of the Holder Securities, (b) except pursuant to the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the undersigned of any of the Holder Securities or any interest therein or right thereto, and (c) the only securities of Greenfire (other than Greenfire Incentive Securities) beneficially owned, directly or indirectly, by the undersigned on the date hereof are the Holder Securities.

Notwithstanding any other provision of this letter agreement, it is acknowledged and agreed that the undersigned is bound hereunder solely in his, her or its capacity as a securityholder of Greenfire and that the provisions hereof shall not be deemed or interpreted to bind the undersigned in his or her capacity as a director or officer of Greenfire. If the undersigned is also a director of Greenfire, it is acknowledged and agreed that the undersigned may vote in his or her capacity as director of Greenfire in favour of a Superior Proposal in respect of Greenfire as contemplated in the Arrangement Agreement and no such action or inaction shall be a violation of this letter agreement.

Each of the undersigned consents to the details of this letter agreement, including his or her identity and holdings of Holder Securities, being disclosed in any press release, material change report, the Joint Circular, the Schedule 13E-3 or any other disclosure document in connection with the Arrangement, and to this letter agreement being made publicly available (including by filing as an exhibit to the Schedule 13E-3), in each case as may be required by applicable Law. Each of the undersigned agrees to promptly provide to Strathcona and Greenfire any information regarding the undersigned that is required by applicable Law to be included in the Joint Circular or the Schedule 13E-3. Any such information provided shall be free from Misrepresentations, to the best of the undersigned’s knowledge. To the extent required by Rule 13e-3 or requested by the SEC, each of the undersigned agrees to join as a filing person on the Schedule 13E-3 and on each amendment or supplement thereto, and to execute and deliver all documents required in connection therewith.

Each of the undersigned’s obligations under this letter agreement will terminate and be of no further force or effect upon the written notice by such person to Strathcona if the Arrangement Agreement is amended after the date hereof to reduce the Cash Consideration or to change the Share Consideration in a manner that adversely affects the undersigned as a holder of the Holder Securities.

This letter agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein, and the parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta with respect to any dispute related to this letter agreement. This letter agreement may be executed in counterparts and delivered by e-mail or PDF.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the undersigned, upon which this letter as so accepted shall constitute an agreement among us.

Yours truly,

[Signature page follows.]

(signed) “Adam Waterous”
ADAM WATEROUS

(signed) “Tom Ebbern”
TOM EBBERN

(signed) “Henry Hager”
HENRY HAGER

(signed) “Brian Heald”
BRIAN HEALD

(signed) “Andrew Kim”
ANDREW KIM

(signed) “David Knight Legg”
DAVID KNIGHT LEGG

(signed) “David Roosth”
DAVID ROOSTH

(signed) “Colin Germaniuk”
COLIN GERMANIUK

(signed) “Travis Belak”
TRAVIS BELAK

(signed) “Gord Trainor”
GORD TRAINOR

(signed) “Jeremie Batias”
JEREMIE BATIAS

(signed) “Mark Andreas”
MARK ANDREAS

(signed) “Derek Meisner”
DEREK MEISNER

(signed) “Robert Loebach”
ROBERT LOEBACH

(signed) “Charles Kraus”
CHARLES KRAUS

Accepted and agreed on this 8th day of November, 2026.

STRATHCONA RESOURCES LTD.

By:	(signed) “Connor Waterous”
	Name:	Connor Waterous
	Title:	Chief Financial Officer

Schedule A

Registered and/or Beneficial Ownership of Greenfire Shares and Greenfire Warrants (as at the date hereof)

Shareholder	Greenfire Shares	Greenfire Warrants
Adam Waterous	Nil	Nil
Tom Ebbern	53,378	Nil
Henry Hager	Nil	Nil
Brian Heald	11,917	Nil
Andrew Kim	258,508	Nil
David Knight Legg	Nil	Nil
David Roosth	Nil	Nil
Colin Germaniuk	623,187	Nil
Travis Belak	73,127	Nil
Gord Trainor	[amount redacted]	[amount redacted]
Jeremie Batias	[amount redacted]	[amount redacted]
Mark Andreas	[amount redacted]	[amount redacted]
Derek Meisner	[amount redacted]	[amount redacted]
Robert Loebach	[amount redacted]	[amount redacted]
Charles Kraus	[amount redacted]	[amount redacted]
Total	1,289,782	8,061